Exhibit 99.1

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

WorldCom Group (an integrated business of WorldCom, Inc.)
  Combined balance sheets as of December 31, 2000 and
    March 31, 2001 ....................................................      2
  Combined statements of operations for the three months ended
    March 31, 2000 and 2001 ...........................................      3
  Combined statements of cash flows for the three months ended
    March 31, 2000 and 2001 ...........................................      4
  Notes to combined financial statements ..............................      5

                                   -----------

You should understand the following when reading the interim combined financial statements of the WorldCom group, which is an integrated business of WorldCom,
Inc.:

      o We have presented the combined interim financial statements of the WorldCom group at substantially the same level of detail as our interim consolidated financial statements. We believe that investors will require detailed financial information for the WorldCom group to properly evaluate the market potential of WorldCom group stock;

      o the WorldCom group is a collection of our data, Internet, international and commercial voice businesses and is not a separate legal entity;

      o the holders of the WorldCom group stock are shareholders of WorldCom and do not have an ownership interest in the WorldCom group or any company in the WorldCom group or a claim on any of the assets attributed to the WorldCom group;

      o the attribution of a portion of our assets and liabilities to the WorldCom group does not affect our ownership of these assets or responsibility for these liabilities and does not affect the rights of any of our creditors; and

      o the assets attributed to the WorldCom group could be subject to the liabilities attributed to the MCI group.

            WORLDCOM GROUP (an integrated business of WorldCom, Inc.)
                             COMBINED BALANCE SHEETS
                            (Unaudited. In Millions)

                                                                                            December 31,   March 31,
                                                                                                2000         2001
                                                                                            ------------   --------
ASSETS
Current assets:
  Cash and cash equivalents                                                                   $    720     $    649
  Accounts receivable, net of allowance for bad debts of $1,018 in 2000 and $1,058 in 2001       4,980        4,935
  Deferred tax asset                                                                               131          131
  Other current assets                                                                           1,612        1,744
  Receivable from MCI group, net                                                                 1,625        1,812
                                                                                              --------     --------
         Total current assets                                                                    9,068        9,271
                                                                                              --------     --------
Property and equipment:
  Transmission equipment                                                                        19,883       20,999
  Communications equipment                                                                       5,873        5,739
  Furniture, fixtures and other                                                                  8,666        9,038
  Construction in progress                                                                       6,727        7,016
                                                                                              --------     --------
                                                                                                41,149       42,792
  Accumulated depreciation                                                                      (5,972)      (6,399)
                                                                                              --------     --------
                                                                                                35,177       36,393
                                                                                              --------     --------
Goodwill and other intangible assets                                                            36,685       36,639
Other assets                                                                                     4,963        4,554
                                                                                              --------     --------
                                                                                              $ 85,893     $ 86,857
                                                                                              ========     ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Short-term debt and current maturities of long-term debt                                    $  7,200     $  8,886
  Accounts payable and accrued line costs                                                        3,584        3,386
  Other current liabilities                                                                      3,429        3,129
                                                                                              --------     --------
         Total current liabilities                                                              14,213       15,401
                                                                                              --------     --------
Long-term liabilities, less current portion:
  Long-term debt                                                                                11,696       11,682
  Deferred tax liability                                                                         2,683        2,679
  Other liabilities                                                                                965          891
                                                                                              --------     --------
         Total long-term liabilities                                                            15,344       15,252
                                                                                              --------     --------

Commitments and contingencies

Minority interests                                                                               2,592        2,349

Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the
  Company and other redeemable preferred securities                                                798          798

Allocated net worth                                                                             52,946       53,057
                                                                                              --------     --------
                                                                                              $ 85,893     $ 86,857
                                                                                              ========     ========

The accompanying notes are an integral part of these statements.

            WORLDCOM GROUP (an integrated business of WorldCom, Inc.)
                        COMBINED STATEMENTS OF OPERATIONS
                            (Unaudited. In Millions)

                                                                              For the Three Months Ended
                                                                                       March 31,
                                                                             ---------------------------
                                                                                 2000            2001
                                                                             -----------     -----------
Revenues                                                                     $     5,429     $     6,098
                                                                             -----------     -----------
Operating expenses:
  Line costs                                                                       2,088           2,399
  Selling, general and administrative                                              1,183           1,620
  Depreciation and amortization                                                      768           1,029
                                                                             -----------     -----------
        Total                                                                      4,039           5,048
                                                                             -----------     -----------
Operating income                                                                   1,390           1,050
Other income (expense):
  Interest expense                                                                   (91)           (171)
  Miscellaneous                                                                      111               4
                                                                             -----------     -----------
Income before income taxes, minority interests and
  cumulative effect of accounting change                                           1,410             883
Provision for income taxes                                                           587             346
                                                                             -----------     -----------
Income before minority interests and cumulative effect
  of accounting change                                                               823             537
Minority interests                                                                   (82)             11
                                                                             -----------     -----------
Income before cumulative effect of accounting change                                 741             548
Cumulative effect of accounting change (net of income tax of $43 in 2000)            (75)             --
                                                                             -----------     -----------
Net income before distributions on subsidiary trust and other mandatorily
  redeemable preferred securities and preferred dividend requirements                666             548
Distributions on subsidiary trust and other mandatorily
   redeemable preferred securities                                                    16              16
Preferred dividend requirements                                                        1              --
                                                                             -----------     -----------
Net income                                                                   $       649     $       532
                                                                             ===========     ===========

The accompanying notes are an integral part of these statements.


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

            WORLDCOM GROUP (an integrated business of WorldCom, Inc.)
                        COMBINED STATEMENTS OF CASH FLOWS
                            (Unaudited. In Millions)

                                                                                    For the Three Months Ended
                                                                                            March 31,
                                                                                   ---------------------------
                                                                                       2000           2001
                                                                                   -----------     -----------
Cash flows from operating activities:
Net income before distributions on subsidiary trust and other mandatorily
  redeemable preferred securities and preferred dividend requirements              $       666     $       548
Adjustments to reconcile net income before distributions on subsidiary trust and other mandatorily redeemable preferred securities and preferred dividend requirements to net cash provided by operating activities:
    Cumulative effect of accounting change                                                  75              --
    Minority interests                                                                      82             (11)
    Depreciation and amortization                                                          768           1,029
    Provision for losses on accounts receivable                                            171             217
    Provision for deferred income taxes                                                    582             186
    Change in assets and liabilities, net of effect of
      business combinations:
        Accounts receivable                                                               (515)           (319)
        Receivable from MCI group, net                                                    (162)           (187)
        Other current assets                                                              (409)           (119)
        Accounts payable and other current liabilities                                     201             (81)
    Other                                                                                  (97)            (27)
                                                                                   -----------     -----------
Net cash provided by operating activities                                                1,362           1,236
                                                                                   -----------     -----------
Cash flows from investing activities:
  Capital expenditures                                                                  (2,254)         (2,140)
  Capital expenditures, Embratel and undersea cables                                      (179)           (152)
  Acquisitions and related costs                                                            (7)           (142)
  Increase in intangible assets                                                            (45)           (101)
  Proceeds from disposition of marketable securities and other long-term assets            186             195
  Increase in other assets                                                                (327)           (307)
  Decrease in other liabilities                                                           (412)            (79)
                                                                                   -----------     -----------
Net cash used in investing activities                                                   (3,038)         (2,726)
                                                                                   -----------     -----------
Cash flows from financing activities:
  Principal borrowings on debt, net                                                      1,162           1,399
  Attributed stock activity of WorldCom, Inc.                                              268              71
  Distributions on subsidiary trust mandatorily redeemable preferred
    securities and dividends paid on preferred stock                                       (17)            (16)
  Redemption of Series C preferred stock                                                  (190)             --
  Advances (to) from MCI group, net                                                        161             (15)
  Other                                                                                    (17)             --
                                                                                   -----------     -----------
Net cash provided by financing activities                                                1,367           1,439
Effect of exchange rate changes on cash                                                      5             (20)
                                                                                   -----------     -----------

Net decrease in cash and cash equivalents                                                 (304)            (71)
Cash and cash equivalents at beginning of period                                           806             720
                                                                                   -----------     -----------
Cash and cash equivalents at end of period                                         $       502     $       649
                                                                                   ===========     ===========

The accompanying notes are an integral part of these statements.

WorldCom Group (an integrated business of WorldCom, Inc.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(A) General

The combined financial statements included herein for the WorldCom group (an integrated business of WorldCom, Inc.), are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and SEC regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of our management, the combined financial statements of the WorldCom group reflect all adjustments (of a normal and recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with our Annual Report on Form 10-K/A for the year ended December 31, 2000. The results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

(B) Tracking Stock Proposal

On November 1, 2000, we announced a realignment of our businesses with the distinct customer bases they serve. While WorldCom, Inc. will remain the name of the company, we will create two separately traded tracking stocks:

      o WorldCom group stock is intended to reflect the performance of our data, Internet, international and commercial voice businesses and is expected to be quoted on The Nasdaq National Market under the trading symbol "WCOM", and

      o MCI group stock is intended to reflect the performance of our consumer, small business, wholesale long distance, wireless messaging and dial-up Internet access businesses and is expected to be quoted on The Nasdaq National Market under the trading symbol "MCIT".

A tracking stock is a separate class of a company's common stock intended to provide a return to investors based upon the financial performance of a distinct business unit of the company, sometimes referred to as the targeted business. These targeted businesses are collections of businesses that we have grouped together in order for us to issue WorldCom group stock and MCI group stock. The ownership of the targeted business does not change, and while each of the classes of stock trade separately, all shareholders are common shareholders of a single company, WorldCom, and will be subject to all risks of an investment in WorldCom as a whole.

In connection with the recapitalization, which must be approved by our shareholders, we will amend our articles of incorporation to effect a recapitalization that will replace our existing common stock with two new series of common stock that are intended to reflect, or track, the performance of the businesses attributed to the WorldCom group and the MCI group. We will hold our shareholder meeting to vote on the recapitalization on June 7, 2001, and will effect the recapitalization shortly after we receive the necessary shareholder approval.

If our shareholders approve the recapitalization, each share of our existing common stock will be changed into one share of WorldCom group stock and 1/25 of a share of MCI group stock. After the recapitalization, a common shareholder's ownership in WorldCom will then be represented by two stocks: WorldCom group stock and MCI group stock.

We intend to initially pay a quarterly dividend of $0.60 per share on the MCI group stock. The MCI group will initially be allocated notional debt of $6 billion and our remaining debt will be allocated on a notional basis to the WorldCom group. We intend, for so long as the WorldCom group stock and the MCI group stock remains outstanding, to include in filings by WorldCom under the Securities Exchange Act of 1934, as amended, the combined financial statements of each of the WorldCom group and the MCI group. These combined financial statements will be prepared in accordance with accounting principles generally accepted in the United States, and in the case of annual financial statements, will be audited. These combined financial statements are not legally required under current law or SEC regulations.

Voting rights of the holders of the WorldCom group and MCI group stock will be prorated based on the relative market values of WorldCom group stock and MCI group stock. We will conduct shareholder meetings that encompass all holders of voting stock. The WorldCom group and the MCI group shareholders will vote together as a single class on all matters brought to a vote of shareholders, including the election of our directors.

Our board of directors may at any time convert each outstanding share of MCI group stock into shares of WorldCom group stock at 110% of the relative trading value of MCI group stock for the 20 days prior to the announcement of the conversion. No premium will be paid on a conversion that occurs three years after the issuance of MCI group stock.

If all or substantially all of the WorldCom group or MCI group assets are sold, either: (i) the relevant shareholders will receive a distribution equal to the fair value of the net proceeds of the sale, either by special dividend or by redemption of shares; or (ii) each outstanding share of MCI group stock will be converted into shares of WorldCom group stock at 110% or 100% of the relative trading value of MCI group stock for a 10 trading day period following the sale.

Investors and security holders are urged to read our Registration Statement on Form S-4, as amended, relating to the tracking stocks, including the proxy statement and prospectus which may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of our stock may also obtain documents for free by directing their request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. These combined financial statements and related notes, and such proxy statement/prospectus do not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of tracking stock in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. No offering of tracking stock will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

WorldCom and other persons referred to below may be deemed to be participants in the solicitation of proxies of our shareholders to adopt the proposals which will be set forth in the proxy statement contained in our Registration Statement on Form S-4, as amended, relating to the tracking stocks. The participants in this solicitation may include our directors and executive officers, who may have an interest in the transaction including as a result of holding shares of our common stock and/or options to acquire the same. A detailed list of the names and interests of our directors and executive officers is contained in the proxy statement contained in our Registration Statement on Form S-4, as amended, relating to the tracking stocks, which may be obtained without charge at the SEC's website at http://www.sec.gov.

(C) Earnings Per Share

After implementation of the recapitalization, our consolidated financial statements will present basic and diluted earnings per share for WorldCom group stock and MCI group stock using the two-class method. The two-class method is an earnings formula that determines the earnings per share for WorldCom group stock and MCI group stock according to participation rights in undistributed earnings. The combined financial statements of the WorldCom group will not present earnings per share because WorldCom group stock is a series of our common stock and the WorldCom group is not a legal entity with a capital structure.

For purposes of our consolidated financial statements, basic earnings per share for WorldCom group stock will be computed by dividing net income for the period by the number of weighted-average shares of WorldCom group stock then outstanding. Diluted earnings per share of WorldCom group stock will be computed by dividing net income for the period by the weighted-average number of shares of WorldCom group stock outstanding, including the dilutive effect of WorldCom group stock equivalents.

(D) Supplemental Disclosure of Cash Flow Information

Interest paid by the WorldCom group during the three months ended March 31, 2000 and 2001, amounted to $126 million and $151 million, respectively. The WorldCom group paid no income taxes during the three months ended March 31, 2000 and paid $7 million of income taxes during the three months ended March 31, 2001. In conjunction with business combinations attributed to the WorldCom group during the three months ended March 31, 2000 and 2001, assets acquired and liabilities assumed were as follows (in millions):

                                                                2000      2001
                                                                -----    -----
            Fair value of assets acquired                       $  --    $  13
            Excess of cost over net tangible assets acquired        7      142
            Liabilities assumed                                    --      (13)
                                                                -----    -----
            Net cash paid                                       $   7    $ 142
                                                                =====    =====

(E) Comprehensive Income

The following table reflects the calculation of comprehensive income for the WorldCom group for the three months ended March 31, 2000 and 2001 (in millions):

                                                                                             2000     2001
                                                                                            -----     -----
      Net income                                                                            $ 649     $ 532
                                                                                            -----     -----
      Other comprehensive income (loss):
           Foreign currency translation gains (losses)                                         36      (172)
           Derivative financial instrument gains (losses):
                Cumulative effect of adoption of SFAS 133 as of January 1, 2001                --        28
                Reclassification of derivative financial instruments to current earnings       --       (39)
                Change in fair value of derivative financial instruments                       --        32
           Unrealized holding gains (losses):
                Unrealized holding gains (losses) during the period                           501      (409)
                Reclassification adjustment for gains included in net income                  (83)     (141)
                                                                                            -----     -----
      Other comprehensive income (loss) before tax                                            454      (701)
      Income tax benefit (expense)                                                           (157)      207
                                                                                            -----     -----
      Other comprehensive income (loss)                                                       297      (494)
                                                                                            -----     -----
      Comprehensive income                                                                  $ 946     $  38
                                                                                            =====     =====

(F) Segment Information

Based on its organizational structure, the WorldCom group operates in three reportable segments: Commercial voice, data and Internet, International operations and Embratel Participacoes S.A. ("Embratel"). The WorldCom group's reportable segments represent business units that primarily offer similar products and services; however, the business units are managed separately due to the type and class of customer as well as the geographic dispersion of their operations. The Commercial voice, data and Internet segment includes voice, data and other types of domestic communications services for commercial customers, and Internet services including dedicated access and web and application hosting services. International operations provide voice, data, Internet and other similar types of communications services to customers primarily in Europe and the Asia Pacific region. Embratel provides communications services in Brazil.

Our chief operating decision-maker utilizes revenue information in assessing performance and making overall operating decisions and resource allocations. Communications services are generally provided utilizing our fiber optic networks, which do not make a distinction between the types of services. Profit and loss information for the WorldCom group is reported only on a combined basis to our chief operating decision-maker and our board of directors.

The accounting policies of the segments are the same policies as those used by the WorldCom group in preparing its combined financial statements. Information about the WorldCom group's segments for the three months ended March 31, 2000 and 2001, is as follows (in millions):

                                                           Revenues from          Selling, General and
                                                        External Customers       Administrative Expenses
                                                        ------------------       -----------------------

                                                         2000        2001           2000         2001
                                                         ----        ----           ----         ----
      Voice, data and Internet                         $ 4,083     $ 4,493         $   744     $   999
      International operations                             518         710             249         341
                                                       -------     -------         -------     -------
           Total before Embratel                         4,601       5,203             993       1,340
      Embratel                                             863         914             199         280
      Elimination of intersegment revenues/expenses        (35)        (19)             (9)         --
                                                       -------     -------         -------     -------
           Total                                       $ 5,429     $ 6,098         $ 1,183     $ 1,620
                                                       =======     =======         =======     =======

The following is a reconciliation of the segment information to income before income taxes, minority interests and cumulative effect of accounting change for the three months ended March 31, 2000 and 2001 (in millions):

                                                              2000        2001
                                                              ----        ----

         Revenues                                           $ 5,429     $ 6,098
         Operating expenses                                   4,039       5,048
                                                            -------     -------
         Operating income                                     1,390       1,050
         Other income (expense):
              Interest expense                                  (91)       (171)
              Miscellaneous                                     111           4
                                                            -------     -------
         Income before income taxes, minority interests
              and cumulative effect of accounting change    $ 1,410     $   883
                                                            =======     =======

(G) Contingencies

The WorldCom group's shareholders are subject to all of the risks related to an investment in WorldCom and the WorldCom group, including the effects of any legal proceedings and claims against the MCI group. See Note G to our interim consolidated financial statements for information related to our contingencies.

(H) Derivative Financial Instruments

Effective January 1, 2001, we adopted the Financial Accounting Standards Board's, or FASB's, Statement of Financial Accounting Standard, or SFAS No.
133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to either offset related results on the hedged item in the income statement or be recognized in other comprehensive income until the hedged item is recorded in current earnings, and requires a company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The ineffective portion of a derivative hedge's change in fair value, if any, is recognized currently in earnings. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998).

As of January 1, 2001, our exposure to derivative financial instruments primarily consisted of option collar transactions designated as cash flow hedges of anticipated sales of an equity investment, which we maintain to minimize the impact of adverse changes in the market price of the related equity investment, and various equity warrants. The initial adoption of SFAS No. 133 provided a net transition gain from our designated cash flow hedges resulting in an increase in other comprehensive income of approximately $28 million. We recorded no net impact from adoption of SFAS No. 133 related to the various equity warrants. In the first quarter of 2001, shares of the hedged equity investment were sold and we reclassified respective hedging gains of $39 million from accumulated comprehensive income to miscellaneous income. As of March 31, 2001, we estimate during the next twelve months we will reclassify from accumulated comprehensive income into earnings approximately $22 million relating to our derivative financial instruments as the underlying hedged equity investment is sold. The actual amounts that will be reclassified to earnings over the next twelve months will vary from this amount as a result of changes in market conditions. No amounts were reclassified to earnings resulting from any ineffective portion of the designated derivative hedges or from the discontinuance of designation of any cash flow hedges. All of our derivative instruments are attributed to the WorldCom group.